EXHIBIT 99.5

NOTICE TO NON-ELIGIBLE POLICYHOLDERS

Dear Policyholder:

          We are pleased to announce that on August 25, 2003 the board of directors of the Fremont Mutual Insurance Company ("Fremont Mutual"), unanimously adopted a plan of conversion and filed the plan of conversion with the Michigan Office of Financial and Insurance Services to convert from a mutual insurance company (an insurance company owned by the policyholders) to a stock insurance company (an insurance company owned by its shareholders). The plan of conversion must be voted on and adopted by an affirmative vote of at least two-thirds of the votes cast by eligible members at a special meeting.

          As part of the conversion process, a new company, Fremont Michigan InsuraCorp, Inc., has been formed which will become the holding company of Fremont Insurance Company. The enclosed materials provide more information about the conversion. Please note that the conversion will not change the status of your existing insurance policy or policies with us.

          We believe that the conversion will benefit all policyholders. It will raise needed capital, allowing us to:

•	continue providing you with competitive rates;

•	improve our capital position and reduce our interest expense;

•	provide for growth and expansion of the product lines we offer you;

•	increase our financial strength to support current and future premium and provide additional security to you; and

•	provide an opportunity for policyholders to participate in the success of Fremont.

          In order to vote on the plan, a Fremont Mutual policyholder must have a policy in force on August 25, 2003. If your policy is effective August 26, 2003, or later, you are a non-eligible policyholder and do not have the right to vote on the conversion plan.

          As a non-eligible policyholder, you have the right to cancel your policy with Fremont and receive a pro rata refund of any unearned premiums on your policy. The conversion to a stock insurance company will not affect your rights under your contract of insurance and you are not required to cancel your policy. The conversion will only affect your rights as a mutual policyholder to vote on company issues and, in the unlikely event of our dissolution, the right to receive a pro rata share of any surplus after payment of creditors.

          As a non-eligible policyholder you will not be given subscription rights in purchasing stock of the new company, however, you may subscribe to purchase stock through the community offering of the stock. A more detailed description of the plan of conversion and its effects on policyholders is attached. If you have any question regarding your policy or the conversion, please call and ask to speak with one of our customer service representatives at (231) 924-0300 or toll-free (888) 968-3664.

Sincerely, Richard E. Dunning President